UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Taomee Holdings Limited

(Name of Issuer)

Ordinary Share, par value US$0.00002 per share

(Title of Class of Securities)

87600Y1061

(CUSIP Number)

Jason Liqing Zeng

c/o 16/F, Building No. A-2, No. 1528 Gumei Road, Xuhui District

Shanghai 200233, People’s Republic of China

(86-21) 6128-0056

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 11, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1  This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing 20 ordinary shares.

1.	Name of Reporting Person Jason Liqing Zeng
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power
167,568,540 ordinary shares. *

Frontier Technology Holdings Limited may also be deemed to have sole voting power with respect to 135,000,000 ordinary shares represented by 6,750,000 American Depositary Shares, each representing 20 ordinary shares (“ADSs”), and Speednext Industrial Limited may also be deemed to have sole voting power with respect to 32,568,540 ordinary shares represented by 1,628,427 ADSs.

	8.	Shared Voting Power 0
9.

Sole Dispositive Power
167,568,540 ordinary shares. *

Frontier Technology Holdings Limited may also be deemed to have sole dispositive power with respect to 135,000,000 ordinary shares represented by 6,750,000 ADSs, and Speednext Industrial Limited may also be deemed to have sole dispositive power with respect to 32,568,540 ordinary shares represented by 1,628,427 ADSs.

	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 167,568,540 ordinary shares.*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 23.5% **
14	Type of Reporting Person IN

* Including 135,000,000 ordinary shares represented by 6,750,000 ADSs directly held by Frontier Technology Holdings Limited, and 32,568,540 ordinary shares represented by 1,628,427 ADSs directly held by Speednext Industrial Limited.

** Percent of class is based on 713,610,440 ordinary shares, par value $0.00002 per share as issued and outstanding as of date of January 31, 2016, according to the Issuer’s Register of Members.

1.	Name of Reporting Person Frontier Technology Holdings Limited
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 135,000,000 ordinary shares represented by 6,750,000 ADSs. Jason Liqing Zeng may also be deemed to have sole voting power with respect to the above shares.
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 135,000,000 ordinary shares represented by 6,750,000 ADSs. Jason Liqing Zeng may also be deemed to have sole voting power with respect to the above shares.
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 135,000,000 ordinary shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 18.9%*
14	Type of Reporting Person CO

* Percent of class is based on 713,610,440 ordinary shares, par value $0.00002 per share as issued and outstanding as of date of January 31, 2016, according to the Issuer’s Register of Members.

1.	Name of Reporting Person Speednext Industrial Limited
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 32,568,540 ordinary shares represented by 1,628,427 ADSs. Jason Liqing Zeng may also be deemed to have sole voting power with respect to the above shares.
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 32,568,540 ordinary shares represented by 1,628,427 ADSs. Jason Liqing Zeng may also be deemed to have sole voting power with respect to the above shares.
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,568,540 ordinary shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 4.6%*
14	Type of Reporting Person CO

* Percent of class is based on 713,610,440 ordinary shares, par value $0.00002 per share as issued and outstanding as of date of January 31, 2016, according to the Issuer’s Register of Members.

This Amendment No.1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission on September 19, 2013 (the “Original Schedule 13D” and, together with this Amendment No. 1, the “Statement”), which relates to the ordinary shares, par value $0.00002 per share (the “Ordinary Shares”), of Taomee Holdings Limited, a Cayman Islands company (the “Issuer”). Unless specifically amended hereby, the disclosures set forth in the Statement shall remain unchanged. All capitalized terms used in this Amendment No. 1 but no defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 2. Identity and Background

Item 2 is hereby replaced with the following:

(a)                                This Schedule 13D is being filed jointly by (i) Mr. Zeng, (ii) Frontier Technology, a British Virgin Islands company, which is wholly owned by Mr. Zeng, and (iii) Speednext Industrial Limited, a British Virgin Islands company, which is wholly owned by Mr. Zeng. Mr. Zeng, Frontier Technology and Speednext Industrial Limited are collectively referred to as the reporting persons (the “Reporting Persons”).  The agreement between the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Exchange Act (the “Joint Filing Agreement”), dated February 17, 2016, is attached hereto as Exhibit 99.1.

(b)                                Mr. Zeng is a citizen of the People’s Republic of China and is the chairman of the board of the Issuer. His business address is 16/F, Building No. A-2, No. 1528 Gumei Road, Xuhui District Shanghai 200233, People’s Republic of China.

Frontier Technology is a British Virgin Islands company wholly owned by Mr. Zeng. The registered address for Frontier Technology is Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands.

Speednext Industrial Limited is a British Virgin Islands company wholly owned by Mr. Zeng. The registered address for Speednext Industrial Limited is Offshore Incorporations Limited, P.O Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(c)                                 The present principal occupation of Mr. Zeng is the chairman of the Issuer and Shenzhen Decent Investment Limited and also the sole director of Frontier Technology. The Issuer’s principal business is children’s entertainment and media. The Issuer’s principal executive offices are located at 16/F, Building No. A-2, No. 1528 Gumei Road, Xuhui District Shanghai 200233, People’s Republic of China. The principal business of Shenzhen Decent Investment Limited is high-technology investment. The principal address of Shenzhen Decent Investment Limited is 3806 Phase One Excellence Times Plaza, Yitian Road, Futian Central District, Shenzhen, Guangdong, 518004, People’s Republic of China. The principal business of Frontier Technology is investment holding. The principal address of Frontier Technology is located at Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands. The principle address of Speednext Industrial Limited is located at Offshore Incorporations Limited, P.O Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(d)                                During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)                                 During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                  Mr. Zeng is a citizen of the People’s Republic of China.

Frontier Technology is incorporated under the laws of British Virgin Islands.

Speednext Industrial Limited is incorporated under the laws of British Virgin Islands.

Item 3.   Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by adding the following:

This Amendment No. 1 is not being made as a result of any particular acquisitions or dispositions of Ordinary Shares by the Reporting Persons.

The information set forth in or incorporated by reference in Item 4 of this Statement is incorporated herein by reference in its entirety.

Item 4.   Purpose of Transaction

Item 4 is hereby amended by adding the following at the end thereof:

On December 11, 2015, the Issuer announced in a press release that it had entered into an agreement and plan of merger, dated as of December 11, 2015 (the “Merger Agreement”), by and among (i) Orient TM Parent Limited (“Parent”), an exempted company with limited liability incorporated under the laws of the Cayman Islands, (ii) Orient TM Merger Limited (“Merger Sub”), an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent and (iii) the Issuer. Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Issuer, with the Issuer continuing as the surviving corporation and a wholly-owned subsidiary of Parent (the “Merger”). The information disclosed in this paragraph is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 99.2, and is incorporated herein by reference in its entirety.

Mr. Benson Haibing Wang, Joy Union Holdings Limited, Mr. Roc Yunpeng Cheng, Charming China Limited and Orient Ruide Capital Management (Shanghai) Co., Ltd. (the “Sponsor,” and collectively, the “Consortium”) anticipate that approximately US$98 million will be expended in acquiring 517,848,127 outstanding Ordinary Shares of the Issuer other than the Rollover Shares (as defined below) (the “Publicly Held Shares”). This amount excludes (a) the estimated funds required to pay for the outstanding options to purchase Ordinary Shares and restricted shares issued by the Issuer; and (b) the estimated transaction costs associated with the purchase of the Publicly Held Shares. The financing for the Merger and other transactions contemplated by the Merger Agreement will be obtained by the Consortium pursuant to an equity commitment letter, dated as of December 11, 2015 (the “Equity Commitment Letter”), by and among the Sponsor and Parent. Under the terms and subject to the conditions of the Equity Commitment Letter, the Sponsor will provide equity financing of an approximate amount of US$98 million to Parent to consummate the Merger.

Concurrently with the execution of the Merger Agreement, the Reporting Persons, Mr. Benson Haibing Wang, Joy Union Holdings Limited, Mr. Roc Yunpeng Cheng and Charming China Limited (each a “Rollover Shareholder”, and together, the “Rollover Shareholders”) entered into a rollover and support agreement (the “Rollover and Support Agreement”) with Parent and as amended and restated dated as of December 31, 2015 (the “Amended and Restated Rollover and Support Agreement”), pursuant to which they have agreed with Parent, among other things, that (a) the Rollover Shareholders will vote all 326,871,625 Ordinary Shares (including Ordinary Shares represented by ADSs) owned directly or indirectly by them in favor of the authorization and approval of the Merger Agreement and the Merger, (b) the Reporting Persons (other than Speednext Industrial Limited), Mr. Benson Haibing Wang and Mr. Roc Yunpeng Cheng have agreed to roll-over 35,576,008, 86,392,592 and 71,392,593 Ordinary Shares, respectively, which will be cancelled at the effective time of the Merger for no consideration. The information disclosed in this paragraph is qualified in its entirety by reference to the Rollover and Support Agreement and Amended and Restated Rollover and Support Agreement, a copy of which are filed as Exhibit 99.3 and Exhibit 99.4 and are incorporated herein by reference in its entirety.

Item 5.   Interest in Securities of the Issuer

Item 5 is hereby replaced with the following:

(a)–(b)     The percentages used herein are calculated based on 713,610,440 Ordinary Shares that were outstanding as of January 31, 2016 according to the Issuer’s Register of Members. The following information with respect to the ownership of Ordinary Share of the Company by each of the Reporting Persons is provided as of the date of January 31, 2016:

Reporting Person	Amount beneficially owned:	Percent of class*:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Jason Liqing Zeng	167,568,540	23.5%	167,568,540	0	167,568,540	0
Frontier Technology Holdings Limited	135,000,000	18.9%	135,000,000	0	135,000,000	0
Speednext Industrial Limited	32,568,540	4.6%	32,568,540	0	32,568,540	0

* Percent of class is based on 713,610,440 ordinary shares, par value $0.00002 per share as issued and outstanding as of date of January 31, 2016, according to the Issuer’s Register of Members.

Frontier Technology is the record owner of 135,000,000 Ordinary Shares represented by 6,750,000 ADSs of the Issuer. Speednext Industrial Limited, is the record holder of 32,568,540 Ordinary Shares represented by 1,628,427 ADSs of the Issuer. Mr. Zeng is the sole owner of Frontier Technology and Speednext Industrial Limited. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Zeng may be deemed to beneficially own all of the shares held by Frontier Technology and Speednext Industrial Limited.

The Reporting Persons may be deemed to be members of a “group” with members of the Consortium pursuant to Section 13(d) of the Exchange Act as a result of entering into the Rollover and Support Agreement and the Amended and Restated Rollover and Support Agreement. However, each Reporting Person expressly disclaims beneficial ownership of the Ordinary Shares beneficially owned by any other reporting person(s) or members of the Consortium. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons beneficially owns any Ordinary Shares of the Issuer that are beneficially owned by any other reporting person(s) or members of the Consortium. The Reporting Persons are only responsible for the information contained in this Statement and assume no responsibility for information contained in any other Schedules 13D filed by any other reporting person(s) or members of the Consortium.

As set forth in the Amended and Restated Rollover and Support Agreement, Mr. Benson Haibing Wang, himself and through Joy Union Holdings Limited, beneficially owns 87,230,252 Ordinary Shares, which represent 12.1% of the Issuer’s outstanding Ordinary Shares.

As set forth in the Amended and Restated Rollover and Support Agreement, Mr. Roc Yunpeng Cheng, himself and through Charming China Limited, beneficially owns 72,072,833 Ordinary Shares, which represent 10.1% of the Issuer’s outstanding Ordinary Shares.

Accordingly, the Consortium may be deemed to beneficially own, in the aggregate, 326,871,625, represent approximately 45.8% of the Issuer’s outstanding Ordinary Shares.

(c)           Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in Ordinary Shares (including Ordinary Shares represented by ADSs) during the past 60 days.

(d)           Not Applicable.

(e)           Not Applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following at the end thereof:

The description of the principal terms of the Rollover and Support Agreement and the Amended and Restated Rollover and Support Agreement under Item 4 are incorporated herein by reference in their entirety.

Item 7.   Material to be Filed as Exhibits.

Item 7 is hereby replaced with the following:

99.1        Joint Filing Agreement by and between the Reporting Persons on February 17, 2016.

99.2        Agreement and Plan of Merger by and among Parent, Merger Sub and the Issuer, dated as of December 11, 2015 (incorporated by reference to Exhibit 99.2 of the Issuers’ Report of Foreign Private Issuer filed on Form 6-K on December 11, 2015).

99.3        Rollover and Support Agreement by and among the Reporting Persons and other Rollover Shareholders, dated as of December 11, 2015.

99.4        Amended and Restated Rollover and Support Agreement by and among the Reporting Persons and other Rollover Shareholders, dated as of December 31, 2015.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2016

FRONTIER TECHNOLOGY HOLDINGS LIMITED

By:	/s/ Jason Liqing Zeng
Name:	Jason Liqing Zeng
Title:	Director

Speednext Industrial Limited

By:	/s/ Jason Liqing Zeng
Name:	Jason Liqing Zeng
Title:	Director

JASON LIQING ZENG

By:	/s/ Jason Liqing Zeng
Name:	Jason Liqing Zeng